New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT MARCH 31, 2007

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the Company’s interim unaudited financial statements and notes thereto for the period ended March 31, 2007 (the “Statements”) and compares the financial results for the three month period ended March 31, 2007 with those of the comparative period in 2006. The reader is encouraged to review the Statements in conjunction with this document. This report is dated May 3, 2007 and the Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All amounts presented in this MD&A are in Canadian dollars and tabular dollar amounts are in thousands unless otherwise indicated.

Please refer to section “AMENDMENTS AND RESTATEMENTS TO THE COMPARATIVE PERIODS” for an explanation of the restated items referred to in this MD&A.

BUSINESS OVERVIEW

New Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties.  The current principle area of focus is the New Afton copper/gold project (“Project”) located approximately 10 kilometres west of Kamloops, British Columbia.

During the first quarter of 2007, the Company received the results of a feasibility study prepared under the direction of Hatch Ltd. (“FS”) and issued a press release on April 2, 2007 describing the principal elements of the FS. The FS included an up-dated resource estimation, completion of a reserves estimate, mining method selection and production scheduling, process plant design, tailings deposition, all infrastructure requirements and the preparation of the project economic analysis. The FS establishes the technical and economical parameters for developing a new underground mine at the Project and forms the basis of financing analysis.

In addition, on January 12, 2007 the Company submitted an application to the Ministry of Energy, Mines and Petroleum Resources of the Province of British Columbia for a permit pursuant to the Mines Act seeking approval for the Mine Plan and Reclamation Program at the New Afton Project.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

The Company also continued with its early development program in the first quarter by completing a new pit road to improve access in the open pit, which will assist in the underground development activities, as well as placing orders for a number of the key long lead item components of the SAG mill and the mobile fleet.

Exploration activities during the quarter focused in and around the Project resource area and will be expanded to additional areas as the year progresses.

Afton and Ajax Exploration Properties

During the first quarter of 2007 the Company completed a total of 3,043 metres of exploration drilling which was slightly below the plan. The primary focus of the program was in and around the current Afton resource.

The Company did not drill during the quarter on the Ajax and optioned Magnum properties but plans to do so during the next several quarters.

An additional 520 metres of geotechnical drilling was conducted during the quarter.

SELECTED QUARTERLY INFORMATION

The results of operations summarized in the following tables have been prepared in accordance with GAAP:

$Cdn (Unaudited)	2007 1st Quarter	2006 4th Quarter	2006 3rd Quarter	2006 2nd Quarter

Statements of Operation and Deficit
Loss	$ 462	$ 1,375	$ 750	$ 61
Loss per share	0.02	0.06	0.03	0.00

Balance Sheets
Working Capital	56,783	65,471	71,442	76,460
Total Assets	133,238	132,656	131,040	130,531

Statements of Cash Flows
Payments for mineral properties exploration costs	5,867	5,449	4,544	5,442

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

$Cdn (Unaudited)	2006 1st Quarter	2005 4th Quarter	2005 3rd Quarter	2005 2nd Quarter

Statements of Operation and Deficit
Loss	$ 1,318	$ 1,232	$ 140	$ 662
Loss per share	0.07	0.08	0.01	0.05

Balance Sheets
Working Capital	80,308	14,815	13,099	17,785
Total Assets	130,223	61,631	53,128	53,271
Statements of Cash Flows
Payments for mineral claim interest and exploration costs	4,776	3,154	4,423	4,253

Comparative Periods

During the first quarter of 2007, the Company invested approximately $5.9 million on its mineral properties as compared to $4.8 million in the comparative quarter in 2006.  During the current quarter the Company spent $3.7 million on development activities, principally related to the construction of a new pit road, $1.9 million on the FS and $0.3 million on surface exploration programs in and around the current resource.  This compares to spending in the comparative quarter in 2006, $1.7 million on tunneling and decline development, $1.6 million on in-fill drilling and related assaying costs at the Afton Project and $0.6 million on surface exploration at Afton and Ajax.

The Company incurred a loss of $0.5 million or $0.02 per share in the first quarter compared with a loss of $1.3 million or $0.07 per share in the first quarter of 2006.  The reduction in the loss is directly related to lower stock-based compensation charges and higher interest revenue due to the higher average cash balances in 2007 than in 2006.

Previous Eight Quarters

Over the eight preceding quarters, the following significant events have occurred which have impacted the trends over that period:

•

In February 2006 the Company raised $75 million from the issuance of units comprised of one share with a half warrant (see Liquidity and Capital Resources).  In addition, the Company raised approximately $10 million in flow through financing during the second and fourth quarters of 2005.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

•

The Company commenced development of an underground decline in the fourth quarter of 2004 which started the process for underground in-fill drilling during 2005 and into early 2006 on the existing resource at Afton. The higher confidence gained on the resource enabled the Company to commence a FS which started in December 2005 and the results of which were published in the first quarter 2007.

•

As a result of the increased activities in the Company since the beginning of 2005, the Company has expanded its management and operational teams to correlate with increased activities.

•

The Company’s management and project team continues to expand.  As a result of the increase in personnel, the number of option grants increased during 2005 and 2006 also grew with corresponding increases in the stock-based compensation charges.

•

During the second quarter of 2006 the Company invested its surplus cash in other investments with terms of longer than three months resulting in a use of cash in the amount of $26.2 million.  These investments matured in the fourth quarter of 2006 and the proceeds were subsequently invested in investments with terms of less than three months.

•

The Company realized a total of $1.2 million in future income tax recoveries in the second and third quarter of 2005 and second quarter of 2006 as a result of successive reductions in the combined tax rates applicable to the Company.

•

The Company completed during the prior five quarters its FS on the Project at a total cost of $8.8 million.

LIQUIDITY & CAPITAL RESOURCES

As at March 31, 2007, the Company had working capital of $56.8 million versus $65.5 million as at December 31, 2006.

During the first quarter of 2006 the Company completed, by way of a short form prospectus (the “2006 Prospectus”), an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million (net proceeds of $70.6 million).  Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.

The Company’s current working capital level is sufficient to meet its 2007 general corporate and administrative costs, fund its planned 2007 exploration activities and commence the initial stage of Project development.  However, the Company will be required to raise significant additional funds by either issuing common shares, flow-through common shares, by the arrangement of bank or public debt, or a combination of these alternatives, to fulfill the funding requirement difference between the Company’s current cash resources and the ultimate amount required to

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

fund the Project and to cover administrative and exploration activities.  There are no guarantees that the Company will be able to raise the required funds as and when required.

NEW ACCOUNTING POLICIES

The Company has adopted the following accounting policies effective for the Company’s first quarter commencing January 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. For the period ended March 31, 2007 the adoption of this policy had no material impact.

b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments. For the period ending March 31, 2007 the Company did not have other comprehensive income or loss, therefore comprehensive loss for the period was equal to the loss for the period.

COMMITMENTS, CONTINGENT LIABILITIES AND SUBSEQUENT EVENTS

Afton Project Commitments

a)

The Company has entered into a number of contractual commitments to advance the development of the Project.  These commitments are either in the form of short term Letters of Intent (“LOI”), put in place as an interim measure until long-term arrangements can be completed, equipment orders to purchase or rent long lead items or critical pieces of mining equipment necessary to commence development of the Project.  These commitments include the following outstanding commitments as at March 31, 2007:

	LOI(1)	Long lead items and equipment orders
Surface and underground development activities	$ 8,841	$ -
Processing plant	-	3,478
Mobile fleet	-	793

(1)  The letter of intent may be terminated for convenience upon paying of amounts owing and demobilizing costs.

b)

On January 9, 2007, the Company announced that it had signed a Letter of Intent (“LOI”) with Teck Cominco Limited (“Teck”), to acquire the surface rights to more than 4,000 acres of land, encompassing the Project.  The LOI contemplates the Company paying Teck $10

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

million upon closing, with an additional $6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase for $12 million.

As part of the LOI, the Company has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water.

Completion of the final agreement described in the LOI is subject to definitive documentation, receipt of any necessary regulatory approvals and customary conditions of closing.  The Company and Teck have agreed to work towards the completion of a definitive agreement as expeditiously as possible.

c)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or common shares of the Company.

Other Royalties and Property Commitments

a)

Under the terms of the Ajax - Python Claim option agreement, the property is subject to a 2% net smelter royalty (“NSR”).  The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

b)

In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $65,000 to one optionor and $71,700 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may at any time during the option period purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property, and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property.  The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

Operating Leases

The Company is committed to operating leases in the aggregate of $242,441.  The future minimum lease payments as at March 31, 2007 are as follows:

2007	$86
2008	91
2009	57
2010	8
$242

SUBSEQUENT EVENTS

Subsequent to March 31, 2007, the Company has entered into the following additional commitments:

Long lead items and equipment orders
Processing plant	$ 3,508
Mobile fleet	14,238

The arrangements with certain suppliers of mobile equipment contemplate that if delivery of an item of such equipment is not made before a certain date, the Company may cancel the order without any liability.  If the cancellation is made after that date, but before actual delivery of the equipment, the Company is obliged to pay the carrying cost of the equipment, plus interest at the prime rate of interest plus 2%, until the equipment is sold. The supplier will use its resources to expedite sale of the equipment.  Certain of the mobile fleet assets are expected to be contracted under capital leases.

AMENDMENTS AND RESTATEMENTS TO THE COMPARATIVE PERIODS

During 2006 the Company undertook a review of its previously-issued financial statements for:  the accounting treatment for the recognition of future income taxes related to flow-through share offerings; the valuation method used for assigning value for share payments; stock-based compensation costs related to project personnel; and the reporting of non-cash working capital changes reported in the Statement of Cash Flows. Management thereafter determined that amendments should be reflected in the previously issued financial statements for the twelve month period ending December 31, 2005 and the six month period ending June 30, 2006, and this was undertaken and the financial statements re-issued.

The effects of the restatement which have been previously re-filed and which impact the Balance Sheet, Statement of Operations and Cash Flow are summarized as:

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

Statement of Operations	As previously reported	Adjustment	As restated
Stock-based compensation included in wages, benefits and stock-based compensation expense for the three months ended March 31, 2006	$ 619	$ (140)	$ 479
Tax recovery for the three months ended March 31, 2006	122	(122)	-

This MD&A reflects all amounts as restated to address the items discussed above.

OUTLOOK

The Company continues to follow its stated priorities for 2007 by focusing on the Project, including completing permitting requirements, continuing early development initiatives and assessing and securing financing. In addition, the Company plans to continue its overall exploration effort.

Advancement of the New Afton Project is the key to the Company’s success beyond the FS results and subject to financing availability significant development activities could occur in 2007.  Management’s efforts in 2007 will be primarily focused on the key areas related to the ultimate development of the Project including:

Financing – now that results of the FS have been released, financing activities will accelerate with formal discussions with commercial banks, equity and debt brokers and smelters so that the Company can best assess the structuring of a financing package.

Permitting – the Company submitted its application for a mining permit in January 2007 and anticipates a formal response from the appropriate regulatory authorities no sooner than the second quarter of 2007.

Surface Rights – the Company anticipates the finalization of a formal agreement encompassing the terms agreed to in the LOI with Teck, to acquire the surface rights at the Project.  Completion of this agreement will ensure that full access to the site is attained which would enable any near term development activities to proceed.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

Early Development Opportunities – with the results of the FS now in hand, management will undertake an optimization review to determine whether any opportunities may exist to accelerate the development timeline of the Project.  Underground development will be initiated from the existing exploration decline with further underground work conditional on receipt of the mine permit.  The Company has already commenced ordering certain long lead-time capital assets in the mill and mobile fleet areas.  These items would be financed from the Company’s existing cash position.

In addition, the Company continues to assess its exploration opportunities on the Afton, Ajax and at its optioned properties.  At Afton the major focus has shifted to surface activities in and around the existing Afton resource.  At the Ajax and adjacent optioned properties, the Company continues to evaluate the data compiled to date and expects to commence drilling of selected targets during the second and third quarters.

As at May 3, 2007, the Company’s outstanding equity instruments were:

Common shares	24,174,717
Warrants	4,167,000
Common stock options	2,201,500

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

FORWARD-LOOKING STATEMENT

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the FS will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the FS. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to and assumes no obligations to up-date forward-looking statements and information.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2007

US INVESTORS SHOULD NOTE

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Investors are cautioned not to assume that any part or all of the mineral deposits in a “resource” category will ever be converted into reserves.